SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 6-K
REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For July 2010
Commission File Number 0-28800
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DRDGOLD Limited
Quadrum Office Park
Building 1
50 Constantia Boulevard
Constantia Kloof Ext 28
South Africa, 1709
(Address of principal executive offices)
______________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes             No

If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of July 2010, incorporated by reference herein:
Exhibit
99.1
Release dated June 30, 2010, entitled “DRDGOLD SELLS CERTAIN UNDERGROUND
PROSPECTING RIGHTS TO WHITE WATER RESOURCES LIMITED (“WHITE
WATER”)”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
DRDGOLD LIMITED

Date: July, 1 2010
By:  /s/ Themba Gwebu
Name: Themba Gwebu
Title: Company Secretary

Exhibit 99.1
DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
JSE share code: DRD
ISIN: ZAE000058723
Issuer code: DUSM
Nasdaq trading symbol: DROOY
("DRDGOLD" or “the Company”)
DRDGOLD SELLS CERTAIN UNDERGROUND PROSPECTING RIGHTS TO WHITE WATER
RESOURCES LIMITED (“WHITE WATER”)
DRDGOLD shareholders are advised that the Company has signed heads of agreement with JSE-listed
White Water in terms of which White Water will acquire from DRDGOLD’s 74%-owned subsidiary, East
Rand Proprietary Mines Limited (“ERPM”), the prospecting right over ERPM Extensions 1 and 2 and the mining right over ERPM Extension 1 (“the Transaction”).

ERPM’s mining right application over Extension 1 is pending.

Both extensions are contiguous to the ERPM lease area. Underground mining at ERPM was discontinued in
November 2008.

The acquisition by White Water of the prospecting right over ERPM Extensions 1 and 2 and the mining right over ERPM Extension 1, for R18.5 million, will be settled through the issue of 74 million ordinary shares in
White Water and 26 shares in a special purpose vehicle (“SPV”) to be created which will hold the assets acquired by White Water from ERPM in terms of the Transaction.

In the event that the Department of Mineral Resources does not approve transfer of one or other of the prospecting or mining rights the consideration will be reduced to R9.3 million to be settled through the issue of 37 million ordinary shares in White Water and 26 ordinary shares in the SPV to ERPM.

The Transaction is subject to the successful conclusion of various conditions precedent, including approval of the Transaction by White Water shareholders.

The Transaction is not a categorised transaction for DRDGOLD in terms of the Listings Requirements of the
JSE Limited.

DRDGOLD’s Chief Executive Officer Niël Pretorius said: “Our stated strategy is to move increasingly towards gold recovery from re-treatment of surface tailings; the deep-level exploration assets we propose disposing of are much better placed in the portfolio of White Water, whose business is gold exploration.”

Constantia Kloof
30 June 2010